Exhibit 99.1

Mr. Roberto Tulman Will Resign as Deputy CEO and CTO Effective
August 20, 2018

PETACH-TIKVA, Israel, May 23, 2018 - Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, announced today that it received notice from Mr. Roberto Tulman, the Company’s  Deputy CEO and CTO,  of his resignation due to personal reasons, effective August 20, 2018.